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                                 E3 CORPORATION
                               1800 PARKWAY PLACE
                                    SUITE 600
                             MARIETTA, GEORGIA 30067

                                 March 13, 2001



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


         Re:      E3 Corporation (the "Company")
                  Registration Statement on Form S-1 (Reg. No. 333-56427)
                    (the "Registration Statement")

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), please accept this letter as an application to withdraw of the Registration Statement. The Company has taken no actions with respect to the offering contemplated by the Registration Statement since 1998, and no securities were sold in connection with such offering. The Company may in the future undertake private offerings in reliance on Rule 155(c).

         Please direct all inquiries to Mr. Grant W. Collingsworth, Esq. at
(404) 233-7000.


                                     Respectfully,

                                     /s/ Richard J. Lynch, Jr.
                                     -------------------------
                                     Richard J. Lynch, Jr.


cc:      Grant W. Collingsworth, Esq.